Exhibit 99.2

EXECUTION COPY

AMENDMENT NO. 2 TO THE AMALGAMATION AGREEMENT

AMENDMENT NO. 2 TO AMALGAMATION AGREEMENT (this “Amendment”), dated as of April 26, 2018, among Sinovac (Cayman) Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), Sinovac Amalgamation Sub Limited, an international business corporation incorporated under the laws of Antigua and Barbuda and a wholly-owned subsidiary of Parent (“Amalgamation Sub”), and Sinovac Biotech Ltd., a company limited by shares incorporated under the laws of Antigua and Barbuda (the “Company”). Parent, Amalgamation Sub and the Company may hereafter be referred to as a “Party” in their individual capacities and as “Parties” collectively.

WHEREAS, the Parties have entered into that certain Amalgamation Agreement, dated as of June 26, 2017 (the “Original Amalgamation Agreement”), upon the terms and subject to the conditions of which, Amalgamation Sub will be amalgamated with and into the Company (the “Amalgamation”), with the Company continuing as the surviving corporation in the Amalgamation and becoming a wholly-owned subsidiary of Parent as a result of the Amalgamation;

WHEREAS, the Parties have entered into that certain Amendment No. 1 To Amalgamation Agreement, dated as of March 26, 2018 (the “Amendment No. 1” and, the Original Amalgamation Agreement as amended by the Amendment No.1, the “Amalgamation Agreement”), pursuant to which the Parties extended the Termination Date (as defined in the Amalgamation Agreement) to April 26, 2018;

WHEREAS, the Parties desire to amend the Amalgamation Agreement so as to extend the Termination Date from April 26, 2018 to May 26, 2018;

WHEREAS, Section 9.10 of the Amalgamation Agreement provides that the Parties may amend the Amalgamation Agreement by action taken by or on behalf of their respective boards of directors (and in the case of the Company, by action taken by or on behalf of the Special Committee (as defined in the Amalgamation Agreement)) by an instrument in writing signed by each of the parties to the Amalgamation Agreement at any time prior to the Effective Time (as defined in the Amalgamation Agreement);

WHEREAS, the Special Committee has unanimously (i) determined that it is fair to and in the best interests of the Company and its shareholders (other than the holders of Excluded Shares (as defined in the Amalgamation Agreement)), and declared it advisable, to enter into this Amendment, and (ii) authorized and approved the execution, delivery and performance of this Amendment;

WHEREAS, the board of directors of each of Parent and Amalgamation Sub has (i) approved the execution, delivery and performance by Parent and Amalgamation Sub, respectively, of this Amendment, and (ii) declared it advisable for Parent and Amalgamation Sub, respectively, to enter into this Amendment;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, the Parties agree to amend the Amalgamation Agreement as follows:

1.	Definitions; References

Unless otherwise specifically defined herein, all capitalized terms used but not defined herein shall have the meanings ascribed to them under the Amalgamation Agreement. Each reference to “hereof”, “hereunder”, “herein” and “hereby” and each other similar reference and each reference to “this Agreement” and each other similar reference contained in the Amalgamation Agreement shall, from and after the execution of this Amendment, refer to the Amalgamation Agreement as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Amalgamation Agreement, as amended hereby, shall in all instances continue to refer to June 26, 2017, and references to “the date hereof” and “the date of this Agreement” shall continue to refer to June 26, 2017.

2.	Amendment to Amalgamation Agreement

2.1	Amendment to Section 8.02(a)

The reference to “April 26, 2018” in Section 8.02(a) of the Amalgamation Agreement is hereby amended to be “May 26, 2018”.

3.	Miscellaneous

3.1	No Further Amendment

The Parties agree that all other provisions of the Amalgamation Agreement shall, subject to the amendment in Section 2 of this Amendment, continue unamended, in full force and effect and constitute legal and binding obligations of the Parties. This Amendment forms an integral and inseparable part of the Amalgamation Agreement.

3.2	Representations and Warranties of the Company

The Company hereby represents and warrants to Parent and Amalgamation Sub that (i) it has the requisite corporate power and authority to execute and deliver this Amendment, to perform its obligations hereunder and, subject to receipt of the Requisite Company Vote, to consummate the Transactions; (ii) the execution, delivery and performance by the Company of this Amendment has been duly and validly authorized by the Special Committee and the consummation by the Company of the Transactions has been duly and validly authorized by the Company Board, and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Amendment and consummation by it of the Transactions, in each case, subject only to the authorization and approval by way of a shareholders’ special resolution of the Amalgamation Agreement, as amended by this Amendment, and the Transactions, by the Requisite Company Vote; and (iii) this Amendment has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Amalgamation Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

3.3	Representations and Warranties of Parent and Amalgamation Sub

Parent and Amalgamation Sub hereby, jointly and severally, represent and warrant to the Company that (i) each of Parent and Amalgamation Sub has all necessary corporate power and authority to execute and deliver this Amendment, to perform its obligations hereunder and to consummate the Transactions; (ii) the execution, delivery and performance of this Amendment by Parent and Amalgamation Sub and the consummation by Parent and Amalgamation Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Amalgamation Sub are necessary to authorize this Amendment or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.03(b) of the Amalgamation Agreement); and (iii) this Amendment has been duly and validly executed and delivered by Parent and Amalgamation Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Amalgamation Sub, enforceable against each of Parent and Amalgamation Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

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3.4	Other Miscellaneous Terms

The provisions of Article IX (General Provisions) of the Amalgamation Agreement shall apply mutatis mutandis to this Amendment, and to the Amalgamation Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified by this Amendment.

[Signature Page Follows]

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IN WITNESS WHEREOF, Parent, Amalgamation Sub and the Company have caused this Amendment to be executed as of the date first written above by their respective directors or officers thereunto duly authorized.

SINOVAC BIOTECH LTD.

By:	/s/ Simon Anderson
Name: Simon Anderson
Title: Director, Chairman of the Special Committee

SINOVAC (CAYMAN) LIMITED

By:	/s/ Weidong Yin
Name: Weidong Yin
Title: Director

SINOVAC AMALGAMATION SUB LIMITED

By:	/s/ Weidong Yin
Name: Weidong Yin
Title: Director

[Signature Page to Amendment No. 2 to the Amalgamation Agreement]